Exhibit 99.3

Solmate Solidifies Strategic Focus on UAE-Centric Solana Hub, Announces Corporate Alignment to Blockchain Mission and Push for Institutional Growth

ABU DHABI, United Arab Emirates — March 10, 2026 — Solmate Infrastructure (the "Company" or "Solmate") (currently Brera Holdings PLC, NASDAQ: SLMT), today announced a strategic step to position the company as a premier institutional grade Solana infrastructure provider with its primary operational focus on Abu Dhabi. To support this shift, the Board of Directors has approved a proposal to formally align the company’s legal structure with this core blockchain mission, concentrate capital on digital infrastructure, and position itself for institutional accessibility.

The proposal, which is subject to shareholder approval, is designed to formally align the Company's legal structure with its focus on Solana infrastructure and treasury. It includes:

●	Corporate Name Change: Formally changing the legal entity name from Brera Holdings PLC to Solmate Infrastructure PLC to align corporate brand and identity with the Company's Solana-based digital infrastructure business model.
●	Constitutional Amendments: Officially updating the Company's constitutional documents to reflect its digital asset infrastructure and treasury strategy focus.
●	Capital Structure Revisions: Implementing a reverse stock split intended to position the company’s shares within a more conventional trading range preferred by institutional investors and provide greater operational flexibility to pursue strategic financing options.

Additionally, the Company plans to streamline its legacy sport portfolio by winding down operations of its underperforming soccer teams (Brera Tchumene and Brera IIch). The company plans to retain its flagship Italian football operation (Juve Stabia), while redirecting liberated capital to accelerate its UAE- based Solana infrastructure expansion.

“This transformation is the culmination of Brera’s strategic shift toward infrastructure opportunities we see in Abu Dhabi.” said Marco Santori, Solmate CEO. by focusing our capital and corporate identity on Solana, we are positioning ourselves to be a central player in the region’s rapidly expanding digital economy. This is not just a name change, it is the evolution of a specialized infrastructure firm built for the future of capital markets.”

Capital Structure Revisions

Subject to shareholder approval, the proposed 10-for-1 reverse stock split of the Company’s issued and outstanding common shares is expected to become effective shortly following the shareholder meeting scheduled for April 7, 2026. In connection with the planned stock split every 10 Class A Ordinary Shares of nominal value $0.05 each in the authorised and unissued and authorised and issued share capital of the Company would be consolidated into 1 Class A Ordinary Share of nominal value $0.50 each and every 10 Class B Ordinary Shares of nominal value $0.05 each in the authorised and unissued and authorised and issued share capital of the Company be consolidated into 1 Class B Ordinary Share of nominal value $0.50 each, with the board of directors able to elect to abandon such proposed amendments and not effect the reverse share split authorised by shareholders, in its sole discretion. No fractional shares will be issued.

Following the reverse split the Company’s common shares will continue trading on the Nasdaq under the symbol “SLMT.” Proportionate adjustments will be made to all outstanding equity awards and warrants and their exercise prices. The reverse stock split will affect all shareholders uniformly and will not alter any shareholder’s percentage interest in the Company, except as a result of fractional share rounding.

Equiniti Trust Company, LLC, the Company’s transfer agent, is acting as exchange agent for the reverse stock split. Shareholders holding shares in book-entry form are not required to take any action to receive post-split shares. Shareholders holding shares through a broker, bank, or other record holder should contact their holder of record with any questions.

About Solmate Infrastructure

Solmate Infrastructure, currently operating as Brera Holdings PLC (NASDAQ: SLMT), together with its local strategic partners, builds institutional-grade Solana staking, validation, and treasury infrastructure with a strategic focus on Abu Dhabi. Backed by ARK Invest, RockawayX, Pulsar Group, and leading UAE investors, Solmate deploys capital and hardware to drive Solana adoption across the Middle East and beyond while continuing to operate its multi-club football business in Italy. For more information visit www.solmate.com.

Forward-Looking Statements

This press release contains forward-looking statements regarding Solmate's strategic plans, corporate restructuring, partnership arrangements, and infrastructure development. These statements involve risks and uncertainties that could cause actual results to differ materially, including market conditions, regulatory changes, shareholder approval, and operational challenges. Solmate undertakes no obligation to update these statements except as required by law.

Investor & Media Contact
Solmate@ICRinc.com